Exhibit (a)(1)(C)

JUNIPER NETWORKS, INC.

OFFER TO AMEND THE EXERCISE PRICE OF CERTAIN OPTIONS

ELECTION AGREEMENT TERMS AND CONDITIONS

Tender and Receipt of Election Agreement

In order to participate in the offer, a properly completed and submitted Election Agreement must be received by the Company via Juniper’s intranet on or before 9:00 p.m., Pacific Time, on April 6, 2007 (referred to as the expiration date). If the offer period is extended, the new time of the offer’s expiration will be the “expiration date”). If we extend the offer, you may elect to participate in the offer at any time until the extended expiration date. This is an all or nothing offer, which means that if you participate, you must participate with respect to all of your tainted options. If you have exercised a portion of a tainted option grant, your election will apply to the portion that remains outstanding and unexercised.

Juniper’s receipt of your Election Agreement is not by itself an acceptance of your tainted options for amendment. For purposes of the offer, we will be deemed to have accepted tainted options for amendment with respect to which valid elections have been made and not properly withdrawn as of when we give oral or written notice to the eligible employees generally of our acceptance of such options. We may issue this notice of acceptance by press release, e-mail or other methods of communication.

Juniper will not accept any alternative, conditional or contingent elections. Although it is Juniper’s intent to send you an e-mail confirmation of receipt of this Election Agreement, by submitting this Election Agreement, you waive any right to receive any notice of the receipt of the election with respect to your tainted options, except as provided for in the Offer to Amend the Exercise Price of Certain Options (the “Offer to Amend”). Any confirmation of receipt sent to you will merely be a notification that Juniper has received your Election Agreement and does not mean that your tainted options have been accepted or amended. Your tainted options that are accepted will be amended on the same day as the expiration of the offer (but following the expiration of the offer), which is expected to be April 6, 2007.

Although we strongly prefer that you elect to participate in the offer via Juniper’s intranet, if you choose not to use the intranet you may submit your Election Agreement by mail or fax. To send your Election Agreement by mail or fax, print both the intranet page containing your addendum/options history (the “Addendum”) and accept/reject icons and these Election Agreement Terms and Conditions (these together are the “Election Agreement”). Check the “Accept Offer” box on the last page of these Election Agreement Terms and Conditions and sign and date the page as indicated. Mail or fax the entire Election Agreement to: Stock Administration, Juniper Networks, Inc., 1194 North Mathilda Avenue, Sunnyvale, CA 94089, U.S.A. or fax number (408) 936-3021. Please allow ample time for any mailed documents to arrive. Your mailed or faxed Election Agreement must be received by Juniper on or before 9:00 p.m. Pacific Time on April 6, 2007. The delivery of all required documents, including the Election Agreement, is at your risk. Delivery will be deemed made only when actually received by Juniper via Juniper’s intranet or by mail or fax; postmark by the expiration date is not sufficient. Responses submitted by any other means, including e-mail and hand delivery are not permitted.

If you have a tainted option grant that is subject to a domestic relations order (or comparable legal document as the result of the end of a marriage) and a person who is not an eligible employee beneficially owns a portion of that tainted option grant, you may accept this offer with respect to the entire remaining outstanding portion of the tainted option if so directed by the beneficial owner as to his or her portion in accordance with the domestic relations order or comparable legal documents. As noted above, this is an all or nothing offer, so your participation must be with respect to all or none of the tainted options legally owned by you. Because you are the legal owner of the tainted option, the Company will respect an election properly made by you and accepted by the Company and will not be responsible to you or the beneficial owner of the tainted option for any errors made by you with respect to such an election.

Withdrawing your Participation

To validly withdraw all of your tainted options from participation in this offer, you must submit your withdrawal before the expiration date by accessing the Election Agreement via Juniper’s intranet and selecting the “Reject Offer” box on the intranet page containing your options history and accept/reject icons.

Although we strongly prefer that you submit your withdrawal via Juniper’s intranet, if you choose not to use the intranet you may submit your withdrawal by mail or fax. To send your withdrawal by mail or fax, print both the intranet page containing the Addendum and accept/reject icons and these Election Agreement Terms and Conditions. Check the “Reject Offer” box last page of these Election Agreement Terms and Conditions and sign and date the page as indicated. Mail or fax the entire Election Agreement to: Stock Administration, Juniper Networks, Inc., 1194 North Mathilda Avenue, Sunnyvale, CA 94089, U.S.A. or fax number (408) 936-3021. Mailed or faxed withdrawals must be received by Juniper by the expiration date. Please allow ample time for any mailed documents to arrive; a postmark by the expiration date is not sufficient.

You may change your mind as many times as you wish, but you will be bound by the last properly submitted election or withdrawal we receive before the expiration date. Juniper must receive the properly completed and submitted election or withdrawal via Juniper’s intranet or by mail or fax before the expiration date. The expiration date will be 9:00 p.m., Pacific Time, on April 6, 2007, unless we extend the offer. If we extend the offer, you may withdraw your tainted options at any time until the extended expiration date. In addition, although we intend to accept all tainted options with respect to which valid elections have been made promptly after the expiration of this offer, if we have not accepted your options by 9:00 p.m., Pacific Time, on May 4, 2007, you may withdraw your tainted options at any time thereafter.

Assistance

You should direct general questions about the terms of this offer or requests for general tax information about this offer via the Juniper intranet at http://tenderoffer.juniper.net. You should direct questions about this Election Agreement or any requests for additional printed copies of the Offer to Amend via e-mail to stockadmin@juniper.net. Copies will be furnished promptly at Juniper’s expense.

Juniper Control of Program

We will determine, in our discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tainted options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any Election Agreement or any tainted options with respect to which elections have been made that we determine are not proper or that we determine are unlawful to accept. We will accept all tainted options with respect to which proper elections are made that are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any election of any particular tainted options or for any particular eligible employee, provided that if we grant any such waiver, it will be granted with respect to all eligible employees and tainted options with respect to which elections have been made. No elections will be deemed to have been properly made until all defects or irregularities have been cured by the eligible employee or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for failure to give any notice. This is a one-time offer. We will strictly enforce the election period, subject only to an extension that we may grant in our discretion.

Important:  The properly completed Election Agreement must be received by Juniper via Juniper’s intranet or by mail or fax, on or before 9:00 p.m., Pacific Time, on April 6, 2007. Postmark by this date is not sufficient; actual receipt by Juniper is required.

Additional Materials

This Election Agreement is subject to the terms and conditions of the offer as set forth in the Offer to Amend and the e-mail from Mitchell Gaynor dated March 12, 2007, which are incorporated herein by reference. These documents and the Election Agreement are collectively referred to herein as the “Offer Documents.”

Important Tax Information

You should refer to Section 14 of the Offer to Amend and Schedule C of the Offer to Amend, if applicable, which contain important U.S. federal and Canadian income tax information. We also recommend that you consult with a financial, legal and/or tax planner regarding the personal tax consequences of this offer to you before deciding whether or not to participate in this offer. You should direct general questions about the terms of this offer or requests for general tax information about this offer to the Juniper intranet at http://tenderoffer.juniper.net.

Persons Submitting this Election Agreement

If you are printing this Election Agreement and submitting it by mail or fax, and your Election Agreement is signed by a trustee, executor, administrator, guardian, attorney in fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person should so indicate when submitting the Election Agreement and proper evidence satisfactory to Juniper of the authority of that person to act in that capacity must be submitted to us no later than the expiration date, which is expected to be 9:00 p.m., Pacific Time, on April 6, 2007, by mail or fax to: Stock Administration, Juniper Networks, Inc., 1194 North Mathilda Avenue, Sunnyvale, CA 94089, U.S.A. or fax number (408) 936-3021. Please allow ample time for any mailed documents to arrive; postmark by the expiration date is not sufficient.

Agreed Terms and Conditions:

1.	I agree and confirm that my election choice and acceptance of the terms herein is that which is indicated by my choice to select or check the “Accept Offer” box or “Reject Offer” box on the Election Agreement.

2.	By participating in the offer, I agree to all of the terms of the offer set forth in the Offer Documents and I acknowledge and accept the risks set forth in the Offer Documents.

3.	I agree that: (i) participation in the offer is voluntary; and (ii) if, prior to the expiration date, I exercise any tainted options that I have tendered, those tainted options will be withdrawn from my tender and the remainder of my tainted options will continue to be treated as tendered.

4.	I agree that decisions with respect to future grants under any Juniper employee stock plan, if any, will be at the sole discretion of Juniper.

5.	I agree that: (i) the offer is discretionary in nature and may be suspended or terminated by Juniper, in accordance with the terms set forth in the Offer to Amend, at any time prior to the amendment of the tainted options; (ii) Juniper may, at its discretion, refuse to accept my election to participate; and (iii) the offer is a one-time offer which does not create any contractual or other right to receive future offers, options or benefits in lieu of offers.

6.	I agree that: (i) the value of any payments and participation in the offer made pursuant to the offer is an extraordinary item of income which is outside the scope of my employment contract, if any; (ii) the offer value of any payments made pursuant to the offer is not part of normal or expected compensation for any purpose, including but not limited to purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.

7.	Neither my participation in the offer nor this Election Agreement shall be construed so as to grant me any right to remain in the employ of Juniper or any of its subsidiaries and shall not interfere with the ability of my current employer to terminate my employment relationship at any time with or without cause (subject to the terms of my employment contract, if any).

8.	For the exclusive purpose of implementing, administering and managing my participation in the offer, I hereby explicitly and unambiguously consent to the collection, receipt, use, retention and transfer, in electronic or other form, of my personal data as described in this document by and among, as applicable, my employer and Juniper and its subsidiaries. I understand that Juniper and my employer hold certain personal information about me, including, but not limited to, my name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in Juniper, details of all options or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in my favor, for the purpose of implementing, administering and managing the offer (“Data”). I understand that Data may be transferred to any third parties assisting in the implementation, administration and management of the offer, that these recipients may be located in my country or elsewhere, and that the recipient’s country may have different data privacy laws and protections than my country. I understand that I may request a list with the names and addresses of any potential recipients of the Data by contacting my local HR department representative. I authorize the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing my participation in the offer. I understand that Data will be held only as long as is necessary to implement, administer and manage my participation in the offer. I understand that I may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing my local HR department representative. I understand, however, that refusing or withdrawing my consent may affect my ability to participate in the offer. For more information on the consequences of my refusal to consent or withdrawal of consent, I understand that I may contact my local HR department representative.

9.	Regardless of any action that Juniper or a subsidiary of Juniper takes with respect to any or all income tax, social insurance, payroll tax or other tax-related withholding related to the offer (“Applicable Withholdings”), I acknowledge that the ultimate liability for all Applicable Withholdings is and remains my sole responsibility. In that regard, I authorize Juniper and/or its subsidiaries to withhold all Applicable Withholdings legally payable by me from my wages or other cash payment paid to me by Juniper and/or its subsidiaries. Finally, I agree to pay to Juniper or its subsidiary any amount of Applicable Withholdings that Juniper or its subsidiary may be required to withhold as a result of my participation in the offer if Juniper does not satisfy the Applicable Withholding through other means.

10.	I agree and acknowledge that if I submit an Election Agreement by clicking the “Reject Offer” box, then I have rejected the offer with respect to all tainted options and my tainted options may be subject to the adverse personal tax consequences described in the Offer to Amend.

11.	The Offer Documents are incorporated herein by reference. The Offer Documents including this Election Agreement constitute the entire agreement between Juniper and me with respect to the subject matter hereof and supersede in their entirety all prior agreements (including stock option agreements relating to the tainted options) with respect to the subject matter hereof. This agreement is governed by the internal substantive laws, but not the choice of law rules, of Delaware.

12.	I agree that participation in the offer is governed by the terms and conditions set forth in the Offer Documents and this Election Agreement. I have received the Offer Documents and I have had an opportunity to obtain the advice of counsel prior to electing to participate in the offer. I agree to accept as binding, conclusive and final all decisions or interpretations of Juniper upon any questions relating to the offer and this Election Agreement.

13.	I acknowledge that I may be accepting part or all of the offer and the terms and conditions of this Election Agreement in English and I agree to be bound accordingly.

14.	If you are submitting your Election Agreement by mail or fax, please check the appropriate box below to indicate your acceptance or rejection of the offer, sign, date and mail or fax the entire Election Agreement (including both the intranet page containing your Addendum and accept/reject icons and these Election Agreement Terms and Conditions) to Juniper at:

Stock Administration
Juniper Networks, Inc.
1194 North Mathilda Avenue
Sunnyvale, CA 94089, U.S.A.
Fax: (408) 936-3021

☐  ACCEPT OFFER:  Yes, I wish to participate in the offer.

☐  REJECT OFFER:  I wish to reject the offer. If I have previously accepted the offer, this will act as a withdrawal of that acceptance and I will not participate in the offer.

Your response must be received by Juniper by the expiration date and delivery is at your risk. If you mail your response, note that a postmark by the expiration date is not sufficient.

Employee Signature

Employee Name (Please print)	Date

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